Exhibit 99.1

Review Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Dr. Reddy’s Laboratories Limited

Results of Review of Interim Financial Statements

We have reviewed the accompanying condensed consolidated interim statement of financial position of Dr. Reddy’s Laboratories Limited and subsidiaries (the Company) as of December 31, 2018, the related condensed consolidated interim income statement and the statement of comprehensive income for the three-months and nine-months periods ended December 31, 2018, and the statements of changes in equity and cash flows for the nine month period ended December 31,2018, and the related notes (collectively referred to as the “condensed consolidated interim financial statements”).Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board.

The condensed consolidated interim financial statements of the Company as of December 31, 2017, and for the three-month and nine month periods then ended, were reviewed by other auditors whose report dated February 2, 2018 stated that based on their review they were not aware of any material modifications that should be made to those statements for them to be in conformity with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board.

The consolidated statement of financial position of the Company as of March 31, 2018, the related consolidated income statement, and the statements of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) were audited by other auditors whose report dated June 15, 2018 expressed an unqualified opinion on those statements.

Basis for Review Results

These financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Ernst & Young Associates LLP

Hyderabad, India

February 1, 2019